Paul Berkowitz
Tel. (305) 579-0685
Fax. (305) 579-0717
berkowitzp@gtlaw.com
January 23, 2006
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0404
Attention: Brigitte Lippmann

Re:	MasTec, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed on January 10, 2006
File No. 333-129790
Ladies and Gentlemen:

On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to Amendment No. 2 to the Registration Statement on Form S-1 filed on January 10, 2006 (the “S-1” which comments were set forth in a letter dated January 17, 2006 (the “Comment Letter”) to Alberto de Cardenas, Executive Vice President and General Counsel of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below and have referred to Amendment No. 3 to the S-1 (the “S-1/A”), which the Company has filed simultaneously with the delivery of this letter, where applicable. We have also attached to this Letter as Exhibit A the statement that the Commission has requested from the Company.
1.	We encourage you to include a recent developments section discussing your 2005 results if such information is available or has been publicly announced. Please also update other information in the registration statement to December 31st. For example, in the Security Ownership section.
RESPONSE
Although the Company updated its 2005 guidance as a result of the Company’s decision to sell substantially all of its state departments of transportation related projects and assets, the Company’s results of operations for the year ended December 31, 2005 have not been publicly announced, are not currently available and are not expected to be available for some time. The Company has informed us that that it has updated the other information in the S-1/A to the extent currently available.

ALBANY

AMSTERDAM

ATLANTA

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LOS ANGELES

MIAMI

NEW JERSEY

NEW YORK

ORANGE COUNTY, CA

ORLANDO

SACRAMENTO

SILICON VALLEY

PHILADELPHIA

PHOENIX

TALLAHASSEE

TOKYO

TYSONS CORNER

WASHINGTON, D.C.

WEST PALM BEACH

ZURICH

www.gtlaw.com

Greenberg Traurig, P.A. | Attorneys at Law | 1221 Brickell Avenue | Miami, Florida 33131 | Tel. 305.579.0500 | Fax 305.579.0717

2.	Please disclose the number of shares issued to be issued to DSSI, or explain how this number will be determined. If you request acceleration after the transaction closes, please update share information throughout the filing to include those shares. For example, in the Security Ownership section.
RESPONSE
The Asset Purchase Agreement with respect to the DSSI transaction was filed as exhibit 10.39 to Amendment No. 2. The calculation of the number of shares is disclosed in Section §1.4(b) of the exhibit as $7.5 million divided by the per-share closing price of MasTec stock on the New York Stock Exchange for the two (2) business days preceding the closing date. Based upon the current price of MasTec shares, the number of shares to be issued will be approximately 1.1% of the shares to be outstanding after giving effect to the offering, which the Company believes is not material. The Company therefore believes that repeating this calculation in the prospectus would not materially improve the information available to prospective purchasers. However, the Company has added this information to Item 15.
3.	We note that on December 31, 2005, the executive committee of your board of directors voted to sell substantially all of your state Department of Transportation related projects and assets. Please expand your disclosures to provide the following additional information.
•	Provide pro forma financial information in the form and content required by Rule 11-02(b) of Regulation S-X. Refer to Rule 11-01(4) of Regulation S-X. In this regard, we remind you that since you will account for this disposition as discontinued operations, you should provide pro forma statements of operations for the three years ended December 31, 2004 and the nine months ended September 30, 2005. Refer to Rule 11-02(c)(ii) of Regulation S-X.

•	Expand your disclosures to identify the carrying value of the assets related to these projects.

•	Based on the information you have to date, discuss whether you believe you will need to record an impairment loss related to these assets. Expand your disclosures to clarify whether you have had any discussions with potential buyers and, if so, whether preliminary purchase prices have been established.
RESPONSE
The Company has updated the S-1/A with the requested information.
4.	Please disclose when you expect to sell the State Department of Transportation assets.
RESPONSE
The Company has advised us that it plans to sell or otherwise dispose of substantially all of its state departments of transportation projects and assets prior to December 31, 2006. The sale process has only recently begun and there is currently no means of predicting when the sale will occur within this time frame. Accordingly, the Company does not believe that any additional disclosure would be appropriate or beneficial to potential investors at this time.
5.	Please add a risk factor regarding the dilution to new investors.
RESPONSE
The Company has updated the S-1/A with the requested information.
6.	We note that Exhibit A includes Tandy language for Exchange Act filings. Please file a letter using the Securities Act Tandy language set forth at the end of this letter.
RESPONSE
The requested Exhibit A has been attached to this letter.
7.	As you now have a contract for the sale of shares to DSSI in exchange for its assets, please provide the information required by Item 701 of Regulation S-K including the exemption from registration that you are relying upon and the facts necessary to support the exemption.
RESPONSE
The Company has updated the S-1/A with the requested information.

As discussed with Pamela Long, the Company will file a Form 8-K containing certain of the revisions made to the S-1/A simultaneously with the filing of the S-1/A. The Company will also distribute a free writing prospectus containing this information to potential investors (including anyone to whom the underwriters anticipate delivering a confirmation) along with a hyperlink to the statutory prospectus (or in the case of a non-electronic delivery, accompanied by the statutory prospectus). The Company believes that as a result of compliance with these procedures and in light of the level of materiality of the information added to Amendment No. 3, no recirculation of the new prospectus to all who reviewed the original “red herring” is needed. In addition, since the Company currently anticipates pricing the offering on Tuesday, January 24, 2006, the Company respectfully requests that the Commission waive the requirement for 48-hours notice for an acceleration request. A separate request for acceleration will be provided.
Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717 with copies to Alberto de Cardenas, the Company’s Executive Vice President and General Counsel, at 800 Douglas Road, Penthouse, Coral Gables, Florida 33134, telecopy (305) 406-1900.
Sincerely,
/s/ Paul Berkowitz
Paul Berkowitz
Enclosures

cc:	MasTec, Inc.
MasTec, Inc. Audit Committee
BDO Seidman, LLP
Pamela A. Long
Jeanne Baker
PB/lck
Greenberg Traurig, PA

EXHIBIT A
I, Austin J. Shanfelter, President and Chief Executive Officer of MasTec, Inc. (the “Company”), do hereby acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 23, 2006	/s/ Austin J. Shanfelter
Austin J. Shanfelter
President and Chief Executive Officer